GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

03 FEB 11 AM 7:21

February 3, 2003

Securities and Exchange Commi
Office of International Corporate
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

03007401

SUPPL

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Annual Information Form, dated November 8, 2002.

2. Interim Consolidated Financial Statements for the three months ended October 31, 2002 and 2001, respectively.

3. Management's Discussion and Analysis for the three months ended October 31, 2002.

4. Material Change Report, dated November 22, 2002, with attached press release.

5. Material Change Report, dated January 13, 2003, with attached press release.

6. Material Change Report, dated January 15, 2003, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

dlw 3/14

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

/s/ Gary Kaufman
Gary Kaufman

cc.: Dennis Peterson